PANAM TERRA, INC.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132
305-610-8000
305-424-9501 (fax)

December 28, 2011
VIA EDGAR
Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	PanAm Terra, Inc.
Registration Statement on Form 10-12G
Filed April 29, 2011
Supplemental Response Received August 22, 2011
File No. 000-54375

Dear Mr. Kluck:

I am writing in response to your letter dated September 9, 2011.  The Staff’s comments are set forth below and indented, each followed by our response.

General

1.
We note your response to comment 1 of our letter dated May 27, 2011. You are currently delinquent in satisfying your reporting obligations under the Exchange Act of 1934. Please note that we will not be in a position to complete our review during your delinquency.

Response to Comment 1

On December 23, 2011 we filed our Report on Form 10-Q for the period ended June 30, 2011 and our Report on Form 10-Q for the period ended September 30, 2011, which brings us current in our Exchange Act reporting obligations.

2.
We note your response to several comments that you will amend this registration statement after we have completed our review. Please revise your registration statement in response to our prior comments and the comments included in this letter.

Response to Comment 2

We are today filing Amendment No. 1 to our Form 10, which includes all of the text proposed in our August 22, 2011 response.

Business

3.
We note your responses to comments 16 and 29. Please define your use of the term “spin-off.” Considering you acquired 100% of Fortress in November of 2006 and “spun it off” less than 4 months later, please revise to clarify the purpose of the transaction. Also, clarify whether you disposed of Fortress prior to closing on the acquisition by issuing the 2,545,310 shares and whether you were delinquent in issuing the shares to Fortress in May of 2011.

Response to Comment 3

In the amendment to Form 10 filed today, we have added the following disclosure to Item 10:

On November 3, 2006 the Company agreed to issue 2,545,310 shares of its common stock in exchange for the outstanding capital stock of Fortress Technology Systems, Inc., a Delaware corporation (“Fortress”).  The acquisition was completed on that date, although the Company did not issue certificates for the 2,545,310 shares to the prior shareholders of Fortress until May 2011, as it lacked funds to pay for the printing and delivery of the certificates.  The sale was made without registration pursuant to Section 4(2) of the Securities Act, since the prior shareholders of Fortress were sophisticated, were taking the shares for investment, and had access to information about the Company.  There was no underwriter.  Fortress was engaged in the business of installing and maintaining a secure cable infrastructure system.  Although Fortress was in poor financial condition and was operating at a loss at the time of the acquisition, the Company acquired Fortress believing that it would be able to secure working capital for Fortress.  The Company was unable to secure financing, however, and the prospects for Fortress’ business appeared poor.  For that reason, the Company transferred Fortress to a company managed by Alexandre Clug, the Company’s CEO, for no consideration.

Our Business Plan, page 10

4.
Please revise to specifically disclose that management does not have significant experience in acquiring and managing farmland and currently does not have a network in place to acquire such farmland, if true.

Response to Comment 4

In the amendment to Form 10 filed today, we have added the following text to the third paragraph of the “Business” section:

It should be noted, moreover, that none of the officers or directors of the Company has significant experience in acquiring or managing farmland.  We will depend, therefore, on the team of local agents that we assemble to assist in our acquisition efforts and manage the farmland that we acquire.  We have not yet assembled that team.

5.
We note your response to comment 10 regarding the lack of regulatory limits on foreign ownership. Please note that a lack of ownership limits does not clarify whether there are any regulations that govern foreign ownership. Please revise to provide such clarification. In addition to your discussion of foreign ownership regulations, please revise to discuss the regulatory environment of your proposed business, if any.

Response to Comment 5

In the amendment to Form 10 filed today, we have eliminated the last paragraph of the section titled “Argentina” on page 9. We have also eliminated the first paragraph of the section on page 13 titled “Government Regulation” and replaced it with the following:

Our ability to acquire farmland in the Mercosur countries will be limited and regulated by national and local regulations regarding foreign ownership of land.  These regulations and the policies behind them are in flux - future regulations and policies may be more or less restrictive, as the political will of each nation determines.  Our belief is that some of the current restrictions have been hastily adopted in response to land acquisitions by sovereign wealth funds and foreign institutions spurred by recent sharp increases in the market prices of food commodities.  We expect recently-adopted regulations in Brazil and regulations currently proposed in Argentina to be relaxed.  Nevertheless, for the foreseeable future our access to farmland in the Mercosur countries will be restricted to some measure by legislation and administrative policies in each of these countries.

The following summarizes the regulatory environment in each of the Mercosur countries:

Uruguay.  Uruguay currently has no law that prevents foreigners from purchasing land in Uruguay.  The only significant limitation that we will face on our ability to acquire land in Uruguay is a national law that gives the state the first option to purchase any farmland before it is transferred, which option could be used to implement a policy restricting foreign ownership.  At present the stated policy of the government of Uruguay is that private land sales to foreign nationals are permitted; however, restrictions will be imposed on acquisition by foreign sovereign wealth funds.

Argentina.  Currently, the only regulation limiting possession of land by foreigners is a 1944 decree that restricts acquisitions in border areas and zones that are key to national security.  However, in reaction to a recent sharp increase in land acquisitions spurred by rising international food prices, a number of legislative proposals have been introduced.  The leading proposal is that of President Cristina Kirchner, who has introduced legislation that would bar individual foreigners from owning more than 2,500 acres in Argentina and would impose a 20% limit on aggregate foreign ownership of Argentina’s total rural land.  We cannot determine whether this or any similar legislation will be adopted.

Brazil.  In response to a surge in land acquisition by foreigners, the government of Brazil recently adopted interim measures limiting foreign ownership of rural.  The regulations impose of limit of 5,000 hectares on ownership by individual foreigners.  The regulations also cap foreign ownership of any individual municipality at 24%, with a 10% cap on ownership by foreigners of any single nationality.  At the same time, the legislature created a National Land Council with authority to review any purchase of more than five hectares; the implementing regulations for the Council are now being developed.

Paraguay.  Land in Paraguay may be owned only by citizens of Paraguay.

6.
We note your proposed revised disclosure in response to comment 18 and the disclosure currently on page 11 and elsewhere that, as part of your business plan, you intend to exchange your common stock for land. Please tell us why the issuance of additional common stock is not included as a milestone. Also please tell us if you will rely on an exemption from registration when exchanging your shares for land.

Response to Comment 6

The issuance of our securities as partial payment for land is an important part of our business plan.  The significance is highlighted in the first item in our risk factor section.  It is not, however, essential to our business plan - i.e. it is not a milestone.  If we are unable to make significant use of common stock in our land acquisitions, we will finance the acquisitions in more conventional ways.

If we do use equity securities in connection with the acquisition of land, our plan is to structure the transactions to comply with the parameters set in Regulation S.

7.
We note your disclosure currently on page 11 of your registration statement which states that you acquire land through cash, seller-financing, and equity. We also note your statement that “[t]his flight capital may constitute a part of any estate or survival plan for a Latin American family.” Please revise to clarify what you mean by this statement.

Response to Comment 7

Upon reflection, the sentence referenced in this Comment was presumptuous on our part.  It has been eliminated from the amendment to Form 10 filed today.

Risk Factors

“We will not be able to acquire farmland and initiate operations until we raise significant funds,” page 14

8.
We note your response to comment 18 in our letter dated May 27, 2011 and that you intend to meet your short-term cash needs through obtaining loans or other investment from business associates of your management. Please expand this risk factor to discuss the potential that you may be unable to meet your short-term cash needs because you may be unable to find willing lenders or management’s business associates may be unwilling to invest in your business.

Response to Comment 8

In the amendment to Form 10 filed today, we have edited the risk factor on page 15 referenced in this comment thus:

We may be unable to sustain operations and we will certainly not be able to acquire farmland and initiate operations until we raise significant funds.  Our company at this time has only nominal working capital.  We are currently sustaining operations by relying on loans and other investments by the business associates of our management.  If those financing sources become unwilling to finance our development and we are unable to find alternative sources, we will not be able to continue the development of our business.  In addition, in order to acquire farmland and initiate operations, it will be necessary that we obtain approximately three million dollars of capital.  Since we have no assets to pledge against debt, it is likely that any capital we obtain will be the proceeds from a sale of equity or equity-related debt.  If we cannot persuade investors to purchase a sufficient amount of our equity, we will not be able to initiate operations.  Moreover, if the terms on which we sell our equity result in a large dilution to our existing shareholders, we may be unable to produce sufficient return on equity to make our company viable.

Recent Sales of Unregistered Securities, page 25

9.	We note your response to comment 16 in our letter dated May 27, 2011. Please update this section to reflect the issuance of shares to Fortress Technology Systems, Inc.

Response to Comment 9

In the amendment to Form 10 filed today, we have included the issuance of shares to the prior shareholders of Fortress Technology Systems, Inc. in Item 10, as indicated in our response to Comment 3.

Sincerely,

/s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer

Acknowledgement

PanAm Terra, Inc. hereby acknowledges that:

•	PanAm Terra, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PanAm Terra, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PanAm Terra, Inc.

By: /s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer